Filed by UPEK, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
AuthenTec, Inc.
Commission File No. 001-33552

FOR IMMEDIATE RELEASE

UPEK TERMINATES AUTHENTEC PROXY CONTEST AND MERGER PROPOSAL AFTER GRADY’S RESIGNATION AS CHAIRMAN OF AUTHENTEC’S BOARD OF DIRECTORS

Entrenched AuthenTec Management and Directors Were an Obstacle to a Value Creating Deal Between AuthenTec and UPEK

UPEK’s Business has Strengthened Over the Last Year, and UPEK Sees More Value in Remaining Stand-Alone

EMERYVILLE, CALIFORNIA, July 1, 2010 — UPEK, Inc. announced today that it is terminating its proxy solicitation and merger proposal for AuthenTec, Inc. (NASDAQ: AUTH) that was originally announced on January 29, 2010.  While UPEK believes that this proposal would have substantially improved AuthenTec stockholders’ value by providing a significant dividend, as well as significant ownership in a much stronger, substantially higher revenue, more profitable, and more global company, the proposal was summarily rejected by AuthenTec’s board in the course of a single weekend and never taken to the AuthenTec stockholders at large for proper consideration.

UPEK notes that AuthenTec announced on June 28, 2010 that Mr. Robert E. Grady notified AuthenTec of his decision to resign from his position as Chairman of AuthenTec’s Board of Directors.  In the resignation letter Mr. Grady cites differences of opinion “over the strategic direction of the Company and over the urgency of the need to take action to enhance shareholder value.”  In his letter Grady explicitly says: “My decision results from my increasing discomfort with the Company’s de facto embrace of the status quo, and tolerance of management leadership’s actions to resist value-creating transactions.  I believe that the Board and management of AuthenTec should take decisive action to enhance shareholder value, but that view, supported in concept, is not reflected in actions.  Enhancing shareholder value needs to be more than a talking point.”  Needless to say, UPEK, as a stockholder of AuthenTec, wholeheartedly agrees with Mr. Grady’s opinions and applauds his action to resign in protest on behalf of all AuthenTec stockholders.

Among the reasons for terminating its merger proposal and proxy contest, UPEK observes the following issues with AuthenTec:

•
It appears that AuthenTec’s stock price has not benefited from the announcement of the acquisition of SafeNet, and indeed this acquisition appears simply to have been an action taken by AuthenTec to reduce their available cash and effectively counter the proposal that UPEK made to provide AuthenTec’s stockholders with a substantial dividend.

•	AuthenTec’s stock price is down roughly 85% from the peak post IPO, and has not improved during the recent recovery.

•	AuthenTec’s board has, as noted in AuthenTec’s recent Form 8-K filing, declined at least one other potentially value enhancing transaction besides the UPEK proposal.

•	AuthenTec has not, based on our belief and our understanding of the industry, succeeded in winning any substantial new business, and continues to lose money and drain cash.

•	Mr. Grady, a long-term and highly respected person in the high-tech industry, has resigned in protest as Chairman of AuthenTec after only six months in the position.

In addition, UPEK’s business has strengthened over the last year, with quarter on quarter and year on year revenue growth, in part through new business at major customers where AuthenTec was previously the primary supplier.  Furthermore, UPEK’s unique, patented architecture has allowed the company to become the only producer of capacitive silicon sensors with FBI-grade security certification (FIPS-201).  These unique “touch sensor” products have shown growth year over year for the last several years, including during the recession, and have become an increasingly core element of UPEK’s strategy.  Given UPEK’s improving business, AuthenTec senior management’s lack of focus on stockholder value creation, and the other AuthenTec issues noted above, UPEK prefers to remain a stand-alone company instead of combining with AuthenTec, and will no longer consider any merger proposal with AuthenTec while AuthenTec is under the existing senior management.

About UPEK, Inc.

UPEK, Inc. (“UPEK”) is a privately held company. UPEK is a leader in enterprise and consumer biometric fingerprint solutions. UPEK authentication hardware and software are integrated into laptops from the world's top five largest PC makers, as well as USB flash drives, external hard disk drives, and mobile phones from leading manufacturers. UPEK's ecosystem of over 100 hardware and software partners enables strong authentication solutions for market verticals including healthcare, banking, education, and government. UPEK offers the only silicon-based fingerprint sensor that is FIPS 201 certified for authentication of millions of US government employees and contractors. UPEK also provides consumer packaged goods including the CES award-winning Eikon Digital Privacy Manager, the only fingerprint reader on the market that supports PCs and Macs. UPEK products make your digital world safe and personal. For more info, visit www.upek.com.  Information on our website is not incorporated in this press release.

Forward-looking Statements

This press release contains statements that may relate to expected future results and business trends that are based upon UPEK’s current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, the UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix.  These “forward-looking statements” are made only as of the date hereof, and UPEK undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction, a proxy statement, solicitation statement, registration statement or other disclosure document (any of the foregoing, “disclosure documents”) would have been filed with the SEC, and would have been mailed to AuthenTec stockholders.  This press release is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK would have filed with the SEC and sent to AuthenTec stockholders in connection with any business combination transaction with AuthenTec or any solicitation of the stockholders of AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

Participants in the Solicitation

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of any business combination transaction or solicitation of the stockholders of AuthenTec.  As of the date of this press release, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WOULD HAVE BEEN CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, THAT WOULD HAVE BEEN FILED BY UPEK WITH THE SEC.